CUSIP No. 975515 10 7                                         Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )[FN1]

                          WINSTAR COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   975515 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

[FN]

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 975515 10 7                                         Page 2 of 11 Pages


1)   Name of Reporting Person                Welsh, Carson, Anderson
     and I.R.S. Identification               & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [X]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                             WC

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                   7)   Sole Voting     3,513,215 shares of
Shares Beneficially              Power           Common Stock
Owned by Each                                    (issuable upon
Reporting Person                                 conversion of
                                                 preferred stock)
                            ----------------------------------------------------
                            8)   Shared Voting
                                 Power                 -0-

                            ----------------------------------------------------
                            9)   Sole Disposi-   3,513,215 shares of
                                 tive Power      Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
                            ----------------------------------------------------
                            10)  Shared Dis-
                                 positive Power        -0-

                            ----------------------------------------------------
11)  Aggregate Amount Beneficially               3,513,215 shares of
     Owned by Each Reporting Person              Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                6.0%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                      PN


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CUSIP No. 975515 10 7                                         Page 3 of 11 Pages


1)   Name of Reporting Person                WCAS Information
     and I.R.S. Identification               Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [X]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                             WC

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware

--------------------------------------------------------------------------------
Number of                   7)   Sole Voting     14,815 shares of
Shares Beneficially              Power           Common Stock
Owned by Each                                    (issuable upon
Reporting Person                                 conversion of
                                                 preferred stock)
                            ----------------------------------------------------
                            8)   Shared Voting
                                 Power                 -0-

                            ----------------------------------------------------
                            9)   Sole Disposi-   14,815 shares of
                                 tive Power      Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
                            ----------------------------------------------------
                            10)  Shared Dis-
                                 positive Power        -0-

                            ----------------------------------------------------
11)  Aggregate Amount Beneficially               14,815 shares of
     Owned by Each Reporting Person              Common Stock
                                                 (issuable upon
                                                 conversion of
                                                 preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                               less than 0.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                      PN

CUSIP No. 975515 10 7                                         Page 4 of 11 Pages



                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Winstar Communications, Inc., a Delaware corporation ("Winstar" or the "Issuer"). The principal executive offices of the Issuer are located at 685 Third Avenue, New York, New York 10017.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VIII and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VIII

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IP

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership


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CUSIP No. 975515 10 7                                         Page 5 of 11 Pages

("INFO Partners"). The principal business of INFO Partners is that of acting as the general partner of WCAS IP. The principal business and principal office address of WCAS IP, INFO Partners and the general partners of INFO Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States, and their respective principal occupations are set forth below.

NAME                       OCCUPATION

Patrick J. Welsh           Managing Member, VIII Associates

Russell L. Carson          Managing Member, VIII Associates

Bruce K. Anderson          Managing Member, VIII Associates;
                           General Partner, INFO Partners

Thomas E. McInerney        Managing Member, VIII Associates;
                           General Partner, INFO Partners

Andrew M. Paul             Managing Member, VIII Associates

Laura VanBuren             Managing Member, VIII Associates

Robert A. Minicucci        Managing Member, VIII Associates

Anthony J. deNicola        Managing Member, VIII Associates

Paul B. Queally            Managing Member, VIII Associates

Lawrence B. Sorrel         Managing Member, VIII Associates

Rudolph E. Rupert          Managing Member, VIII Associates

Jonathan Rather            Managing Member, VIII Associates

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 975515 10 7                                         Page 6 of 11 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          On February 1, 2000, the Reporting Persons acquired an aggregate 238,142 shares of Series G 5.75% Senior Cumulative Participating Convertible Preferred Stock of the Issuer (the "Series G Preferred") pursuant to a Securities Purchase Agreement dated as of December 15, 1999 among the Issuer and Winstar Credit Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the purchasers named therein, including the Reporting Persons (the "Purchase Agreement"). The Purchase Agreement is incorporated herein as Exhibit B by reference to Exhibit 4.1 to the Issuer's Report on Form 8-K dated December 15, 1999 and filed with the Securities and Exchange Commission on January 3, 2000 (the "Form 8-K"), and any description thereof is qualified in its entirety by reference thereto. The purchase price of the Series G Preferred was $1,000 per share, and the source of funds for such purchases was the working capital, or funds available for investment, of the Reporting Persons. The managing members of VIII Associates and general partners of INFO Partners also acquired an aggregate 11,858 shares of Series G Preferred pursuant to the Purchase Agreement. Each share of Series G Preferred is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $67.50 per share, subject to certain adjustments in the event of certain circumstances described in the Certificate of Designations, Preferences and Rights of the Series G Preferred (the "Certificate of Designations"). The Form of Certificate of Designations is incorporated herein as Exhibit C by reference to Exhibit 4.2 to the Form 8-K, and any description thereof is qualified in its entirety by reference thereto.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired securities of the Issuer for investment purposes. Upon the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), Lawrence B. Sorrel, a managing member of VIII Associates, joined the Issuer's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 55,244,371 shares of Common Stock outstanding as of November 30, 1999, and gives effect to conversion of all shares of Series G Preferred held by each entity and person named below.

          (a)

          WCAS VIII AND VIII ASSOCIATES


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CUSIP No. 975515 10 7                                         Page 7 of 11 Pages

          WCAS VIII owns 3,513,215 shares of Common Stock, or approximately 6.0% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS IP AND INFO PARTNERS

          WCAS IP owns 14,815 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          MANAGING MEMBERS OF VIII ASSOCIATES AND
          GENERAL PARTNERS OF INFO PARTNERS

          (i) Patrick J. Welsh owns directly 27,659 shares of Common Stock and indirectly, in three trust accounts for the benefit of his minor children, 4,444 shares of Common Stock, or in the aggregate approximately 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 32,104 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns directly 27,659 shares of Common Stock and indirectly, in three trust accounts for the benefit of his minor children, 4,444 shares of Common Stock, or in the aggregate approximately 0.1% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 24,444 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 32,104 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 370 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii)Robert A. Minicucci owns 10,370 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Anthony J. deNicola owns 2,593 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Paul B. Queally owns 1,852 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.



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CUSIP No. 975515 10 7                                         Page 8 of 11 Pages

          (x) Lawrence B. Sorrel owns 3,704 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Rudolph E. Rupert owns 1,852 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Jonathan M. Rather owns 444 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates and general partners of INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS IP respectively. Each of the managing members of VIII Associates and general partners of INFO Partners disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member and/or general partner of VIII Associates and/or INFO Partners, as the case may be, in the securities owned by WCAS VIII and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS IP.

          (e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          In accordance with the terms of the Certificate of Designations, the Issuer has the option of converting all of the shares of Series G Preferred into Common Stock if on any date after the third anniversary of its issuance the volume-weighted average trading price of the Common Stock for the twenty consecutive trading days prior to such date is at least equal to 155% of the conversion price of the Series G Preferred on such date.

          As a condition to the Purchase Agreement, concurrently with the Closing, the Reporting Persons and managing members of VIII Associates and



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CUSIP No. 975515 10 7                                         Page 9 of 11 Pages

general partners of INFO Partners (collectively, the "Shareholders") entered into a Shareholders Agreement with the Issuer (the "Shareholders Agreement"), pursuant to which each Shareholder has agreed that until the earlier of the tenth anniversary of the Closing or the date on which such Shareholder owns less than twenty percent of its initial holdings on an as-converted basis, such Shareholder will not purchase any additional voting securities of the Issuer without the Issuer's prior written consent. Also pursuant to the Shareholders Agreement, and as further described therein, the Issuer has agreed to grant to the Shareholders certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series G Preferred. The Form of Shareholders Agreement is incorporated herein as Exhibit D by reference to Exhibit 4.3 to the Form 8-K, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Group Agreement (Appears at Page 11)

          Exhibit B - Purchase Agreement (Incorporated by Reference to Exhibit
4.1 to the Form 8-K)

          Exhibit C - Form of Certificate of Designations (Incorporated by Reference to Exhibit 4.2 to the Form 8-K)

          Exhibit D - Form of Shareholders Agreement (Incorporated by Reference to Exhibit 4.3 to the Form 8-K)

CUSIP No. 975515 10 7                                        Page 10 of 11 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By: /S/ JONATHAN RATHER
                                       -----------------------------------------
                                            Managing Member


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /S/ JONATHAN RATHER
                                       -----------------------------------------
                                            Attorney-in-Fact

Dated: February 9, 2000




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CUSIP No. 975515 10 7                                        Page 11 of 11 Pages






                                                            EXHIBIT A

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,
                       AND WCAS INFORMATION PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By: /S/ JONATHAN RATHER
                                       -----------------------------------------
                                            Managing Member


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /S/ JONATHAN RATHER
                                       -----------------------------------------
                                            Attorney-in-Fact

Dated: February 9, 2000